Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **ALLIED GOLD LIMITED**
ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD JOHNSON
Date of last notice	11 February 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	28 April 2008
No. of securities held prior to change	25,000 ordinary shares
Class	- Options expiring 31 December 2010 exercisable at $0.80. - Options expiring 31 December 2010 exercisable at $1.00. - Options expiring 31 December 2010 exercisable at $1.25. - Options expiring 31 December 2010 exercisable at $1.50. - Options expiring 31 December 2010 exercisable at $2.00.

+ See chapter 19 for defined terms.

Number acquired	1,000,000 - Options expiring 31 December 2010 exercisable at $0.80. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.00. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.25. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.50. 1,000,000- Options expiring 31 December 2010 exercisable at $2.00.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Independently valued at $1,275,400 in total)
No. of securities held after change	25,000 Fully Paid Ordinary Shares 1,000,000 - Options expiring 31 December 2010 exercisable at $0.80. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.00. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.25. 1,000,000 - Options expiring 31 December 2010 exercisable at $1.50. 1,000,000- Options expiring 31 December 2010 exercisable at $2.00.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to shareholder approval.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	29 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SECURITIES HELD BY ZURICH BAY HOLDINGS PTY LTD <MINESITE CONSTRUCTION A/C> and REGIONAL MANAGEMENT PTY LTD, ENTITIES IN WHICH MARK CARUSO HAS A RELEVANT INTEREST.
Date of change	28 April 2008
No. of securities held prior to change	4,977,693 ordinary shares held both directly and indirectly.
Class	Unlisted Options exercisable at $0.45 on or before 31 December 2009.
Number acquired	4,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Independently valued at $1,843,600)
No. of securities held after change	4,977,693 Ordinary Fully Paid Shares 4,000,000 Unlisted Options exercisable at $0.45 on or before 31 December 2009.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to shareholder approval.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.